					EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)
	Years ended September 30
	2009	2010	2011	2012	2013
EARNINGS
Income (loss) from continuing operations	$(240)	$88	$56	$38	$677
Income tax expense (benefit)	(83)	(13)	(53)	(52)	274
Interest expense	163	117	105	197	208
Interest portion of rental expense	25	26	25	28	25
Amortization of deferred debt expense	52	81	26	54	65
Distributions (less than) in excess of earnings
of unconsolidated affiliates	1	(2)	(12)	(32)	(15)
	$(82)	$297	$147	$233	$1,234
FIXED CHARGES
Interest expense	$163	$117	$105	$197	$208
Interest portion of rental expense	25	26	25	28	25
Amortization of deferred debt expense	52	81	26	54	65
Capitalized interest	3	2	—	1	1
	$243	$226	$156	$280	$299
RATIO OF EARNINGS TO FIXED CHARGES	(A)	1.31	(B)	(C)	4.13
(A) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $47 million would have been required for the year ended September 30, 2012.